350 East Las Olas Boulevard, Suite 1750

Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

August 26, 2021

Via ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Worthy Property Bonds, Inc.
Offering Statement on Form 1-A
Filed June 23, 2021
File No. 024-11563

Dear Sir or Madam:

We serve as special Investment Company Act counsel to Worthy Property Bonds, Inc. (the “Company”). In that capacity, we have been asked to provide a narrative response, on behalf of the Company, keyed to Comment 1 of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Sally Outlaw dated August 11, 2021. We trust you shall deem the contents of this transmittal letter responsive to your Comment 1.

1. You represent that you will be eligible for the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act of 1940 (the “1940 Act”), primarily by virtue of the fact that: (i) at least 55% of your assets will be comprised of mortgages and other liens on and interests in real estate (“Qualifying Interests”); (ii) at least another 25% of your assets will be comprised of additional qualifying interests or real estate-type interests (“real estate-type interests”); and (iii) no more than 20% of your assets will be comprised of non-real estate assets. On page 14 of the offering statement on Form 1-A, you note that “it is possible that the staff of the SEC could disagree with any of our determinations . .. . .” Please provide a legal analysis of your eligibility for the Section 3(c)(5)(C) exclusion. Your analysis should identify and describe each type of asset that you intend to hold and intend to treat as a Qualifying Interest or other “real estate-type interest.” To the extent that you propose to rely on any staff or Commission guidance under Section 3(c)(5)(C) in order to support such treatment, please discuss the application of such guidance to your anticipated holdings.

Dickinson Wright PLLC
Securities and Exchange Commission
August 26, 2021
Page 2

General

Section 3(a)(1) of the Investment Company Act of 1940 (the “Act”), in relevant part, defines an investment company as any issuer that: is, or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis.1

Section 3(c)(5)(C) of the Act, in relevant part, provides an exclusion from the definition of investment company for any person that is “primarily engaged in … [the business of] purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The staff of SEC’s Division of Investment Management (the “Staff”) have taken the position that the exclusion in Section 3(c)(5)(C) may be available to an issuer if: at least 55% of its assets consist of “mortgages and other liens on and interests in real estate” (“qualifying interests”) and the remaining 45% of its assets consist primarily of real estate-type interests (“real estate-type interests”); at least 80% of its total assets consist of qualifying interests and real estate-type interests; and no more than 20% of its total assets consist of assets that have no relationship to real estate (“miscellaneous assets”).2

Qualifying Interests

The Staff generally have taken the position that qualifying interests are assets that represent an actual interest in real estate or are loans or liens fully secured by real estate. Thus, the Staff have not objected if an issuer treated as qualifying interests, among other assets, mortgage loans fully secured by real estate, fee interests in real estate, second mortgages secured by real property, deeds of trust on real property, installment land contracts and leasehold interests secured solely by real property.3 In contrast, the Staff generally have taken the position that an asset is not a qualifying interest for purposes of Section 3(c)(5)(C) if it is an interest in the nature of a security in another issuer engaged in the real estate business.4

1 Section 3(a)(2) of the Act defines “investment securities” to include all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Act.

2 See, e.g., Salomon Brothers, Inc., SEC Staff No-Action Letter (June 17, 1985); Citytrust, SEC Staff No-Action Letter (Dec. 19, 1990); Greenwich Capital Acceptance Inc., SEC Staff No-Action Letter (Aug. 8, 1991).

3 See, e.g., United States Property Investment N.V., SEC Staff No-Action Letter (May 1, 1989) (mortgage loan secured exclusively by real estate in which the value of the real estate was equal or greater than the note evidencing the loan); Division of Investment Management, SEC, The Treatment of Structured Finance Under the Investment Company Act, Protecting Investors: A Half Century of Investment Company Regulation (1992) Ch. 1 (“Protecting Investors Report”) at n. 345 and accompanying text (mortgage loan in which 100% of the principal amount of each loan was fully secured by real estate at the time of origination and 100% of the market value of the loan was fully secured by real estate at the time of acquisition); United Bankers, SEC Staff No-Action Letter (Mar. 23, 1988) (fee interests in real estate); The State Street Mortgage Co., SEC Staff No-Action Letter (July 17, 1986) (second mortgages).

4 See Urban Land Investments Inc., SEC Staff No-Action Letter (Nov. 4, 1971); The Realex Capital, SEC Staff No-Action Letter (Mar. 19, 1984); M.D.C. Holdings, SEC Staff No-Action Letter (May 5, 1987).

Dickinson Wright PLLC
Securities and Exchange Commission
August 26, 2021
Page 3

In accordance with the Staff’s prior guidance, the Company intends to use no less than 55% of its assets to acquire direct holdings of 1 to 2 year term first5 and second6 position mortgages that are fully secured by real property. It is anticipated that these loans will be principally to (i) developers for the purpose of purchase and redevelopment of residential properties for resale, leasing, or other business use, (ii) to residential real estate buyers who do not qualify for traditional bank or government sponsored mortgage programs, and (iii) to developers and operators of gas stations and convenience stores, primarily in rural areas of the United States. In addition, the Company may, but has not yet committed to, invest in the following qualifying interests: (i) fee interests in real estate, (ii) interests in whole pool mortgage-backed securities (MBS)7, and debt obligations secured by a pool of whole mortgage loans.8

Although the Company currently does not have any contracts with third parties related to the services it intends to provide, once the Company receives funds from selling the Worthy Property Bonds in this offering, it intends to commence the acquisition of such qualifying interests as described above using its network of referral sources, including, but not limited to, mortgage brokers, professional and business advisers, commercial banks and Chambers of Commerce and other business and trade organizations. The Company anticipates that within twelve months following the offering at least 55% of its total assets will be held in qualifying interests.

Real Estate-Type Interests

In addition to the qualifying interests requirement, the Commission has looked at, among other things, whether the remaining 45% of the issuer’s assets consist “primarily” of “real estate-type interests”. That is, whether at least 25% of the issuer’s assets are invested in real-estate type interests (subject to reduction to the extent that the issuer invested more than 55% of its assets in qualifying interests) and no more than 20% of its assets are invested in miscellaneous investments.9

The Commission has generally viewed the following asset types as real-estate type interests:

●	Mortgage loans secured by other assets in addition to real estate, where the value of the real estate is at least 55% of the total collateral value;[10]
●	Agency partial pool certificates;[11]
●	Securities backed by mortgages or other interests in real estate;[12] and
●	Interests in companies that invest in mortgages or other interests in real estate.[13]

5 The Staff have granted no-action relief under Section 3(c)(5)(C) where the 55 percent bucket of qualifying interests consists of actual real estate interests, or loans or liens backed by real estate, such as fully secured mortgage loans. See Protecting Investors Report, supra at 72 n. 266 (citing, e.g., Medidentic Mortgage Investors, SEC Staff No-Action Letter (pub. avail. May, 23, 1984)).

6 Prudential Mortgage Bankers & Investment Corp., SEC Staff No-Action Letter (Dec. 4, 1977). See also, The State Street Mortgage Co., SEC Staff No-Action Letter (July 17, 1986).

7 Am. Home Fin. Corp., SEC Staff No-Action Letter (May 11, 1981).

8 Premier Mortgage Corp., SEC Staff No-Action Letter (Mar. 14, 1983).

9 Redwood Trust, Inc., SEC Staff No-Action Letter (Oct. 16, 2017).

10 NAB Asset Corp., SEC Staff No-Action Letter (June 20, 1991).

11 See, e.g., Id. at n. 7 (agency partial pool certificates are certificates issued by Fannie Mae or Freddie Mac that represent less than the entire ownership interest in a mortgage pool).

12 See, Investment Company Determination Under the 1940 Act: Exemptions and Exceptions, by Robert H. Rosenblum, published by the ABA Section of Business Law, §15.4.

13 Id.

Dickinson Wright PLLC
Securities and Exchange Commission
August 26, 2021
Page 4

The Company intends to use up to 45% of its assets (depending on the percentage of assets invested in qualifying interests), to acquire direct holdings of 1 to 2 year term first and second position mortgages in which less than 100%, but at least 55%, of the fair market value of the loan is secured by real property. It is anticipated that these loans will principally be made to the same categories of businesses and individuals as described under Qualifying Interests above.

Assets Unrelated to Real Estate

In addition to the qualifying interests and real-estate related interests the Company intends to invest in, as set forth above, the Company may also invest up to 20% of its assets in cash and cash equivalents, fixed income and equity securities in publicly-traded or private companies, as well as debt and equity investments in operating companies involved in businesses other than real estate.

If the Staff has any further comments regarding Comment 1, please feel free to contact the undersigned.

Dickinson Wright PLLC

By:	/s/ Clint J. Gage
Clint J. Gage, Esq.

cc:	Michael Henderson/U.S. Securities and Exchange Commission
Hugh West/U.S. Securities and Exchange Commission
Tonya K. Aldave/U.S. Securities and Exchange Commission
John Dana Brown/U.S. Securities and Exchange Commission
Sally Outlaw/Worthy Property Bonds, Inc.